Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

June 10, 2019

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2.950% Senior Notes due 2025 (the “2025 Notes”) 3.800% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	2025 Notes: $650,000,000 2029 Notes: $1,650,000,000

Maturity Date:	2025 Notes: January 15, 2025 2029 Notes: August 15, 2029

Benchmark Treasury:	2025 Notes: 2.000% UST due May 31, 2024 2029 Notes: 2.375% UST due May 15, 2029

Benchmark Treasury Price and Yield:	2025 Notes: 100-13 3/4; 1.909% 2029 Notes: 102-01; 2.147%

Spread to Benchmark Treasury:	2025 Notes: T + 120 basis points 2029 Notes: T + 170 basis points

Yield to Maturity:	2025 Notes: 3.109% 2029 Notes: 3.847%

Price to Public:	2025 Notes: 99.188% 2029 Notes: 99.599%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2025 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2020 (long first coupon)

2029 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2020 (long first coupon)

Make-whole Call:

2025 Notes: Prior to December 15, 2024 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2029 Notes: Prior to May 15, 2029 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	2025 Notes: At any time on or after December 15, 2024 (one month prior to their maturity date) 2029 Notes: At any time on or after May 15, 2029 (three months prior to their maturity date)

Trade Date:	June 10, 2019

Settlement Date(2):	June 13, 2019 (T+3)

CUSIP/ISIN:	2025 Notes: 03027X AV2 / US03027XAV29 2029 Notes: 03027X AW0 / US03027XAW02

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness, including under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”), and under our senior unsecured revolving credit facility entered into in January 2012 and amended and restated in September 2014, as further amended (the “2014 Credit Facility”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $2,269.0 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $1,499.0 million of the net proceeds to repay existing outstanding indebtedness under the 2013 Credit Facility and $770.0 million of the net proceeds to repay existing outstanding indebtedness under the 2014 Credit Facility.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2) We expect that the delivery of the notes will be made against payment on June 13, 2019, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated June 10, 2019 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-800- 624-1808 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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